December 13, 2007

Jeffrey C. Gifford

jcgifford@coxsmith.com

210 554 5560

Craig Slivka

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549

Re:	Harte-Hanks, Inc.

SEC Comment Letter dated November 30, 2007

File No. 1-07120

Dear Mr. Slivka:

As discussed in our telephone conversation with you on December 12, 2007, Harte-Hanks, Inc. (the “Company”) will submit a letter responding to the letter referenced above by January 11, 2008 rather than the original deadline of December 14, 2007. We appreciate the deadline extension, which will allow the Company to properly formulate a response to your comments.

Sincerely,

/s/ Jeffrey C. Gifford

Jeffrey C. Gifford